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SEC FILE NUMBER
8-34642

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Firstrade Securities Inc

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

AUG 3 0 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Liu	718-269-1565	ftbilling@firstrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei, Wei & Co., LLP
(Name – if individual, state last, first, and middle name)

133-10 39th Ave	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Firstrade Securities Inc., as of 06/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATTY WONG
Notary Public, State of New York
No. 01WO6189734
Qualified in Queens County
Commission Expires July 2, 2027

Notary Public

Signature:

Title: CEO

SEC Mail Processing
AUG 2 6 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRSTRADE SECURITIES, INC.

CONTENTS

WEI WEI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on Firstrade Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Firstrade Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Firstrade Securities, Inc.'s auditor since 2014.

Flushing, NY
August 28, 2024

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2024

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,732,717
Due from clearing broker	12,158,738
Accrued interest receivable	60,606
Prepaid taxes	759,754
Prepaid expenses	538,982
Short-term investments-other	29,658,803
Total Current Assets	48,909,600
PROPERTY AND EQUIPMENT-NET	820,502
OTHER ASSETS	
Investments	22,918
Related party receivable	45,694
Right of use assets	2,538,382
Restricted cash-rebate reserve fund	200,209
Clearing deposits	1,146,249
Other assets	147,639
Intangible assets, net	1,497
Total Other Assets	4,102,588
Total Assets	**$ 53,832,690**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

(CONTINUED)

JUNE 30, 2024

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	1,003,120
Accrued payroll	235,665
Line of credit	900,919
Operating lease liabilities – current	206,931
Income taxes payable	8,636
Total Current Liabilities	2,355,271
OTHER LIABILITIES	
Operating lease liabilities, net of current portion	2,353,895
Deferred tax liability, net	212,884
Total Liabilities	4,922,050
STOCKHOLDER'S EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	-
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,603,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	47,478,332
Less: treasury stock at cost, 400,000 shares	(797,500)
Total Stockholder's Equity	48,910,640
Total Liabilities and Stockholder's Equity	**$ 53,832,690**

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2024

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage and investment services for its clients.

The Company is a wholly-owned subsidiary of Firstrade Holding Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities, not included level 1, which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

e) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

f) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

g) Income Taxes

The Company accounts for income taxes in accordance with the FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as interest expense in the statement of operations. Penalties would be recognized as a component of general and administrative expenses. The Company does not have any accruals for uncertain tax positions as of December 31, 2023. It is not anticipated that unrecognized tax positions will significantly increase within 12 months of the reporting date.

The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2019.

The Company is a wholly owned subsidiary of the Firstrade Holding Corporation. The Company's net income is included in the consolidated income tax return of parent company. The Company will reimburse Firstrade Holding Corporation for its pro-rata share of income taxes, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

h) Current Expected Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has determined that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of June 30, 2024, the Company has not recognized any allowance or provision related to accounts receivable. The adoption of the this accounting standard did not have any impact on the Company's opening balance sheet and its recognition of financial instruments within the scope of the standard.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2024, the Company had net capital of $45,612,634 under Rule 15c3-1, which was $45,362,634 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 2.87%.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2024, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not level 1 for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 22,824	$ 94	$ -	$ 22,918
Treasury bills	-	21,472,186	-	21,472,186
Certificates of deposit	-	8,186,617	-	8,186,617
Total at fair value	$ 22,824	$ 29,658,897	$ -	$29,681,721

Certificates of deposit were valued based on information provided by the bank. Treasury bills were valued based on information provided by the financial institutions.

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized loss relating to assets still held at June 30, 2024 was approximately $12,000.

5. SHORT-TERM INVESTMENTS-OTHER

Certificates of deposit, which mature within one year, totaling $8,186,617 are included in short-term investments-other in the accompanying statement of financial condition. A Certificate of deposit totaling $1,000,000 serve as collateral for the line of credit in Note 6 and are included in short-term investment-other. The certificates bear interest ranging from 4.0% to 5.0% with penalties for early withdrawal. Interest income recognized for the year ended June 30, 2024 was $663,369. Any penalties for early withdrawal would not have a material effect on the financial statements.

Treasury bills, which mature within one year, totaling $21,472,187 are included in short-term investment-other in the accompanying statement of financial condition. The net carrying amount is $21,470,257 and the par value is $21,595,000. The treasury bills are expected to be held to maturity with yields ranging from 5% to 5.6%.

6. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with a bank, which expired on July 14, 2024 and was renewed to July 15, 2025. The loan is collateralized by a $1,000,000 certificate of deposit. The balance outstanding at June 30, 2024 is $900,919 and the interest rate is 6.5%. The interest expense for the line of credit for the year ended June 30, 2024 was $55,681.

7. CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within our statement of cash flows.

	June 30, 2024	June 30, 2023
Cash and cash equivalents	$ 5,732,717	$10,012,174
Restricted cash – non-current	200,209	200,245
Total cash, cash equivalents and restricted cash	$ 5,932,926	$10,212,419

8. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2024, consist of the following:

	Useful Life in Years	
Leasehold improvements	shorter of asset life or lease term	$ 48,575
Equipment	5-7	4,275,775
Furniture and fixtures	5-7	344,679
Auto	5-7	28,172
Total property and equipment		4,697,201
Less: accumulated depreciation		(3,876,699)
Property and equipment-net		$ 820,502

Depreciation and amortization expense for the year ended June 30, 2024 was $421,955.

9. INTANGIBLE ASSETS

Intangible assets consist of the following as of June 30, 2024:

	Useful Life In Years	
Trademark	15	$ 8,788
Purchase of customer accounts	5	400,000
Software development costs	3	4,944,605
Total intangible assets		5,353,393
Less: accumulated amortization		(5,351,896)
Intangible assets, net		$ 1,497

Amortization expense for the year ended June 30, 2024 was $64. Future estimated amortization expense is as follows:

Year Ended June 30,	
2024	$ 1,497

10. DEFERRED TAXES

Deferred taxes - net at June 30, 2024, relate to the following items:

Deferred tax liabilities	
Software development costs	$ (351)
Unrealized gain/loss	4,093
Depreciation	(244,886)
Total deferred tax liability	(241,144)
Less:	
Deferred tax assets	
Accrued vacation	28,260
Deferred tax liability, net	$(212,884)

11. RIGHT OF USE ASSET AND LEASE LIABILITY

Operating Leases

The Company occupies office space in New York City. The current lease expires on December 31, 2033. The Company also occupies office space in Florida. The current lease expires on November 30, 2027.

In accordance with FASB ASC "Leases (Topic 842)" the Company classified its New York City office lease as an operating lease. The lease contains a renewal option for of an additional 10 years which was not included when determining the right of use asset. The Company valued the right of use asset and lease liability based on the present value of unpaid future minimum lease payments. The Company has a right of use asset as of June 30, 2024 of $2,302,787 and a lease liability of $2,318,030. The amortization of this right of use asset was $165,035 for year ended June 30, 2024 and operating cash flow paid for the lease liability during the same period was $172,520. The present value of the lease utilized the incremental collateralized borrowing rate on the adoption date of 8.5%.

Florida office lease was classified as an operating lease. The value of the right of use asset and lease liability based on the present value of unpaid future minimum lease payments. The lease has no any renewal options. The Company had a right of use asset as of June 30, 2024 of $235,594 and a lease liability of $242,796. The amortization of this right of use asset was $79,379 for year ended June 30, 2024 and operating cash flow paid for the lease liability during the same period was $76,472. The present value of the lease utilized the incremental collateralized borrowing rate on the adoption date of 6.5%.

11. RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2024 are as follows:

Year Ending June 30,	Lease Payments	Less Discount Amount	Net Lease Liability
2025	$ 411,817	$ 204,886	$ 206,931
2026	419,216	187,890	231,326
2027	426,691	168,662	258,029
2028	382,009	171,988	210,021
2029	355,355	132,183	223,172
Thereafter	1,734,636	303,289	1,431,347
	$ 3,729,724	$ 1,168,898	$ 2,560,826

12. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2024 were approximately $12,621,000. The amount due from the clearing broker was collected in the subsequent month.

13. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result, the Company is required to have a segregated restricted reserve cash account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2024, these customer rebates totaled $575. The balance of the rebate reserve account as of June 30, 2024 was $200,209.

14. RELATED PARTY TRANSACTIONS

Due from related party is compromised of the income tax payment the Company made on behalf of the parent company, Firstrade Holding Corporation, on its consolidated income tax return. As of June 30, 2024, total receivable from parent company was $45,694.

15. SUBSEQUENT EVENT

Management of the Company has evaluated events and transactions that may have occurred through August 28, 2024, the date the financial statements were available to be issued. There were no other subsequent events requiring adjustment to the financial statements or disclosures as stated herein except as follows:

On July 31, 2024, the Company received a demand letter from an attorney representing former Company officer, alleging contractual and tort claims related to his employment, including an allegation he was due equity related to his employment. The Company subsequently disputes the allegation. As of report date, the dispute is still at early stage so that Company is unable to reasonably estimate the reasonably possible loss, if any, at this time. Management believes this event will not have a material effect on financial statement based on disputed amount and employment agreement between the Company and the former officer.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Firstrade Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) Firstrade Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its investment banking. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Firstrade Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

WEI WEI & CO., LLP

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Wei Wei & Co. LLP

Flushing, New York
August 28, 2024

FIRSTRADE

Exemption Report

June 30, 2024

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (k)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (k)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2024, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17A-5 are limited to the Company's investment banking. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2024, without exception.

Firstrade Securities, Inc.

I, John Liu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Liu
Chairman and CEO

Note:

The Firm has a reserve bank account for unpaid promotional rebates. The promotional rebates are not pay in term of cash to customer. The rebates are processed through the Firm's clearing firm, Apex Clearing. When customer fills out a claim form, the clearing firm credits the customer's account and deduct the amount from the Firm's operation account at Apex Clearing. All of the Firm's operation accounts are included in the monthly settlement calculation with Apex Clearing.

Firstrade Securities, Inc. Member FINRA/SIPC
30-50 Whitestone Expwy, Ste. A301
Flushing, New York 11354

Phone (718) 961.6600
Fax (718) 961.3919

Email service@firstrade.com
www.firstrade.com